Securities and Exchange Commission,
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                            INOTEK TECHNOLOGIES CORP.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   45764T107
                                   ---------
                                 (CUSIP Number)

                                John S. Daniels
                                Attorney at Law
                         6440 North Central Expressway
                                   Suite 503
                              Dallas, Texas 75206
                                (214) 368-9405
                                ---------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 15, 2001
                                 ------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13(d)-7(b) for other parties to whom copies are to be sent.

CUSIP No. 45764T107


(1)   Names of reporting persons
      I.R.S. Identification Nos. of above persons (entities only)

      Davis Instruments, LLC

(2)   Check the appropriate box if a member of a group

                                                                     [  ]

(3)   SEC use only



(4)   Source of funds

      Not applicable.

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

                                                                     [  ]

(6)   Citizenship or place of organization

      Maryland

Number of shares beneficially owned
by each reporting person with:

(7)   Sole voting power

      0

(8)   Shared voting power

      3,278,340

(9)   Sole dispositive power

      0

(10)  Shared dispositive power

      0

(11)  Aggregate amount beneficially owned by each reporting person

      0

(12)  Check if the aggregate amount in Row (11) excludes certain shares

                                                                     [  ]

(13)  Percent of class represented by amount in Row (11)

      0

(14)  Type of reporting person

      OO

Item 1.   Security and Issuer

   This statement relates to shares of common stock of INOTEK Technologies Corp., a Delaware corporation (the "Company"), the principal executive office of which is located at 11212 Indian Trail, Dallas, Texas 75229.

Item 2.   Identity and Background

   The Reporting Person is Davis Instruments, LLC, a Maryland limited liability company ("Davis"). Davis is 100% owned by JPB Instrument Enterprises, Inc., a Maryland corporation ("JPB Instrument"), which is in turn 100% owned by JPB Enterprises, Inc., a Florida corporation ("JPB
Enterprises"). The owners of JPB Enterprises are J. P. Bolduc and Evelyn
Bolduc.

   Davis is principally engaged in the business of distributing and calibration services of electronic instrumentation. JPB Instrument and JPB Enterprises are private investment holding companies.

   The principal offices of Davis, JPB Instrument and JPB Enterprises are located at 8820 Columbia 100 Parkway, Suite 400, Columbia, Maryland 21045.

   The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Davis, JPB Instrument and JPB Enterprises are set forth in Schedule A attached hereto.

   Neither Davis, JPB Instrument, JPB Enterprises nor any executive officer, director or controlling person or any of them has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

   Davis has not acquired any of the shares referred to in this Schedule and expressly disclaims any beneficial ownership of any securities of the Company; as discussed more fully in response to Item 4, the sole reason for submitting this Schedule 13D is to report the acquisition of limited voting power with respect to shares referred to herein.

Item 4.   Purpose of Transaction

   On May 15, 2001, Davis, the Company and three stockholders of the Company (the "Principal Stockholders") entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Davis is to acquire the Company pursuant to a merger of a subsidiary of Davis with and into the Company. When the merger is completed, the Company will be a wholly owned subsidiary of Davis, and none of the Company's securities will be publicly held or traded. The Principal Stockholders are Neal E. Young, David L. White and Dennis W. Stone, and they own an aggregate of 3,278,340 shares of common stock of the Company, or 67.6% of the shares outstanding as reported in the Company's most recent quarterly report on Form 10-Q.

   Also on May 15, 2001, Davis, the Company and the Principal Stockholders entered into an Indemnification and Escrow Agreement (the "Escrow Agreement"), which provides for a portion of the consideration that would otherwise be paid to the Principal Stockholders at the closing of the merger to be held back for disposition following the closing. The consideration to be paid to the minority stockholders of the Company is not subject to the Escrow Agreement and is to be distributed in full to such holders promptly after the closing.

   In connection with the Merger Agreement and a previous letter agreement between Davis and the Company outlining the terms of the proposed transaction, Davis obtained from the Principal Stockholders irrevocable proxies to vote their shares in certain limited circumstances (the "Proxies"). The purpose of the Proxies is to protect Davis' interest in the proposed merger by locking up the votes of the Principal Stockholders, who include the Company's Chairman of the Board and its largest stockholder. The Proxies do not entitle Davis to vote on the election of directors or other general corporate issues that could be presented for consideration of the stockholders, but only (1) in favor of the proposed merger or (2) in opposition to any competing acquisition proposal.

   Davis does not expect to vote the shares subject to the Proxies. Concurrently with the execution of the Merger Agreement, the Principal Stockholders executed written consents whereby they approved the Merger Agreement and the merger. Such written consents are sufficient to assure approval of the Merger Agreement without any further action by stockholders of the Company.

   Because Davis owns no securities of the Company, and the Proxies neither confer general voting authority on Davis nor are they expected to be exercised, except in the unlikely event of a proposal to the stockholders of the Company involving an acquisition proposal in competition with the Merger Agreement, Davis disclaims any beneficial ownership in shares of the Company and has chosen to file this Schedule 13D solely to disclose the information described herein.

   Pursuant to the Merger Agreement, Davis is to acquire control of the Company, whereupon it expects to integrate the operations of the Company with and into the existing operations of Davis. A new Board of Directors, consisting of individuals associated with Davis and its parent companies, will be elected, and Davis' management will assume responsibility for management of the Company. The Merger Agreement contemplates that the Certificate of Incorporation of the Company will be revised and restated.

   Davis anticipates that, at a future date, the corporate structure of Davis and Inotek will be combined into a single entity, but the timing of such a transaction has not been determined.

   Copies of the Merger Agreement, the Escrow Agreement and the Proxies are attached as exhibits to this Schedule 13D; see Item 7 below. The descriptions of the Merger Agreement, the Escrow Agreement and the Proxies are qualified in their entirety by reference to the texts of such agreements.

Item 5.   Interest in Securities of Issuer

   Davis does not beneficially own any shares of common stock of the Company. In accordance with the Proxies, Davis might be deemed to exercise the power to direct the voting and disposition of the stock subject to the Proxies, but only to the limited extent provided and only if action by stockholders of the Company is required. Information regarding the number of shares of common stock of the Company to which this Schedule relates appears in Item 8 on the cover page hereof.

   The filing of this Schedule 13D shall not be construed as an admission that Davis is, for any purpose, the beneficial owner of any securities of the Company, and Davis expressly disclaims that it is the beneficial owner of the securities covered by this Schedule.

   Davis has not engaged in any transactions in common stock of the Company during the past sixty days and, to the best of Davis' knowledge, no executive officer or director of Davis beneficially owns any shares, nor have any transactions in shares of common stock of the Company been effected during the past 60 days by any director or executive officer of Davis, JPB Instrument or JPB Enterprises.

   Davis has not acquired any rights with respect to the receipt of dividends or proceeds from disposition of the shares of common stock to which this Schedule relates. Such rights are held, to the best of Davis' knowledge, by the Principal Stockholders.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

   Reference is hereby made to the description of the Merger Agreement, the Escrow Agreement and the Proxies in Item 4 above and to the texts of such documents, which appear as exhibits hereto. Although the limited voting power granted to Davis in the Proxies might be deemed to cause Davis to be considered part of a "group" under Section 13(d) of the Securities Exchange Act of 1934, Davis hereby expressly disclaims the existence of a group, and the filing of this Schedule 13D shall not be construed as an admission that Davis is the beneficial owner of any securities of the Company.

   Except as set forth in Items 4 and 5 and in the exhibits to this Schedule 13D, neither Davis nor, to the best of Davis' knowledge, any director or executive officer of Davis, JPB Instrument or JPB Enterprises has any contracts, arrangements, understandings or relationships with any person in respect of securities of the Company, including any contract, arrangement, understanding or relationship concerning the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or consents with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

   10.1. Agreement and Plan of Merger dated May 15, 2001, by and among Davis, the Company and the Principal Stockholders.

   10.2. Indemnification and Escrow Agreement dated May 15, 2001, by and among Davis, the Company and the Principal Stockholders.

   10.3. Proxy of Neal E. Young.

   10.4. Proxy of David L. White.

   10.5. Proxy of Dennis W. Stone.


                                 Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 24, 2001                    DAVIS INSTRUMENTS, LLC



                                      By:  /s/ Lee D. Rudow
                                          ____________________
                                          President

                                  SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS


   The following sets forth the name, position, principal occupation and business address of each director and executive officer of Davis Instruments, LLC, JPB Instrument Enterprises, Inc. and JPB Enterprises, Inc. Each person listed is a citizen of the United States.




                           Davis Instruments, LLC

    Name           Position(s)        Principal           Business Address
    ----           ----------         Occupation          ----------------
                                      ----------
J. P. Bolduc      Chairman, Board of  Investments         8820 Columbia 100 Parkway,
                  Directors                               Suite 400
                                                          Columbia, MD 21045

Lee D. Rudow      President and CEO   President of Davis  4701 Mount Hope Drive
                                                          Baltimore, Maryland 21215

James R. Bolduc   Vice Chairman,      Investments         8820 Columbia 100 Parkway,
                  Board of Directors                      Suite 400
                                                          Columbia, MD 21045

Richard T. Todd   Vice President and  CFO of Davis        4701 Mount Hope Drive
                  Director                                Baltimore, Maryland 21215

Mitchell J. Paige Treasurer           Controller of       4701 Mount Hope Drive
                                      Davis               Baltimore, Maryland 21215

E. Alexander      Secretary           Attorney at Law     8808 Centre Park Drive
Adams                                                     Suite 205
                                                          Columbia, MD 21045



                              Schedule A-Page 1



                JPB Instrument Enterprises, Inc.

    Name           Position(s)        Principal           Business Address
    ----           ----------         Occupation          ----------------
                                      ----------

J. P. Bolduc      Chairman, Board of  Investments         8820 Columbia 100 Parkway,
                  Directors                               Suite 400
                                                          Columbia, MD 21045

James R. Bolduc   President           Investments         8820 Columbia 100 Parkway,
                                                          Suite 400
                                                          Columbia, MD 21045

Richard T. Todd   Vice President,     CFO of Davis        4701 Mount Hope Drive
                  Treasurer and                           Baltimore, Maryland 21215
                  Director

E. Alexander      Secretary           Attorney at Law     8808 Centre Park Drive
Adams                                                     Suite 205
                                                          Columbia, MD 21045


                              Schedule A-Page 2


                           JPB Enterprises, Inc.

    Name           Position(s)        Principal           Business Address
    ----           ----------         Occupation          ----------------
                                      ----------

J. P. Bolduc      President           Investments         8820 Columbia 100 Parkway,
                                                          Suite 400
                                                          Columbia, MD 21045

Evelyn Bolduc     Vice President      Investments         8820 Columbia 100 Parkway,
                                                          Suite 400
                                                          Columbia, MD 21045

James R. Bolduc   President and       Investments         8820 Columbia 100 Parkway,
                  Treasurer                               Suite 400
                                                          Columbia, MD 21045

Richard T. Todd   Vice President &    CFO of Davis        4701 Mount Hope Drive
                  Chief Financial                         Baltimore, Maryland 21215
                  Officer

E. Alexander      Secretary and       Attorney at Law     8808 Centre Park Drive
Adams             General Counsel                         Suite 205
                                                          Columbia, MD 21045


                              Schedule A-Page 3

EXHIBIT No. 10.1









                          AGREEMENT AND PLAN OF MERGER





                                  by and among




                             DAVIS INSTRUMENTS, LLC,
                     a Maryland limited liability company,



                           INOTEK TECHNOLOGIES CORP.,
                            a Delaware corporation,


                                     and


                        THE STOCKHOLDERS NAMED HEREIN











                                 May 15, 2001

                              TABLE OF CONTENTS

ARTICLE I - TERMS OF THE MERGER & CLOSING; CONVERSION OF SHARES

   Section 1.01.  The Merger............................................  1
   Section 1.02.  Effects of the Merger.................................  1
   Section 1.03.  Conversion of Shares..................................  1
   Section 1.04.  The Closing...........................................  2
   Section 1.05.  The Closing Date......................................  2
   Section 1.06.  Actions At Closing....................................  2
   Section 1.07.  Exchange Procedures; Surrender of Certificates........  3

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF INOTEK AND
   THE PRINCIPAL STOCKHOLDERS

   Section 2.01.  Organization and Capital Stock; Standing
                  and Authority.......................................... 3
   Section 2.02.  Authorization; No Defaults............................  3
   Section 2.03.  Subsidiaries..........................................  4
   Section 2.04.  Financial Information.................................  4
   Section 2.05.  Absence of Changes....................................  4
   Section 2.06.  Regulatory Enforcement Matters........................  4
   Section 2.07.  Tax Matters...........................................  4
   Section 2.08.  Litigation............................................  5
   Section 2.09.  Properties, Contracts, Employee Benefit Plans and Other
                  Agreements............................................  5
   Section 2.10.  Reports...............................................  6
   Section 2.11.  Investment Portfolio..................................  6
   Section 2.12.  Employee Matters and ERISA............................  6
   Section 2.13.  Title to Properties; Licenses; Insurance..............  7
   Section 2.14.  Environmental Matters.................................  8
   Section 2.15.  Compliance with Laws and Regulations..................  8
   Section 2.16.  Brokerage.............................................  8
   Section 2.17.  No Undisclosed Liabilities............................  8
   Section 2.18.  Statements True and Correct...........................  8
   Section 2.19.  Commitments and Contracts.............................  8
   Section 2.20.  Material Interest of Certain Persons..................  9
   Section 2.21.  Conduct to Date.......................................  9
   Section 2.22.  Irrevocable Proxies................................... 10
   Section 2.23.  Accounts Receivable................................... 10
   Section 2.24.  Minute Books.......................................... 10

ARTICLE IIA - ADDITIONAL REPRESENTATIONS AND WARRANTIES OF
   THE PRINCIPAL STOCKHOLDERS

   Section 2A.1.  Ownership of Inotek Common............................ 11
   Section 2A.2.  Authority............................................. 11
   Section 2A.3.  No Breach or Violation................................ 11
   Section 2A.4.  Consents.............................................. 11

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF DAVIS

   Section 3.01.  Organization.......................................... 11
   Section 3.02.  Authorization......................................... 11
   Section 3.03.  Litigation............................................ 12
   Section 3.04.  Statements True and Correct........................... 12
   Section 3.05.  Availability of Resources............................. 12

ARTICLE IV - AGREEMENTS OF INOTEK

   Section 4.01.  Business in Ordinary Course........................... 12
   Section 4.02.  Breaches.............................................. 14
   Section 4.03.  Written Consents; Information Statement............... 14
   Section 4.04.  Consummation of Agreement............................. 15
   Section 4.05.  Access to Information................................. 15
   Section 4.06.  Consents of Third Parties............................. 15
   Section 4.07.  Subsequent Financial Statements....................... 15

ARTICLE V - AGREEMENTS OF DAVIS

   Section 5.01.  Conduct of Business................................... 15
   Section 5.02.  Breaches.............................................. 15
   Section 5.03.  Consummation of Agreement............................. 16
   Section 5.04.  Consents of Third Parties............................. 16
   Section 5.05.  Obtaining of Financing................................ 16

ARTICLE VI - CONDITIONS PRECEDENT TO THE MERGER

   Section 6.01.  Conditions to the Obligations of Davis................ 16
   Section 6.02.  Conditions to the Obligations of Inotek............... 17

ARTICLE VII - TERMINATION

   Section 7.01.  Mutual Agreement...................................... 17
   Section 7.02.  Breach of Agreements.................................. 17
   Section 7.03.  Failure of Conditions................................. 17
   Section 7.04.  Unilateral Termination................................ 18
   Section 7.05.  Effect of Termination................................. 18

ARTICLE VIII - GENERAL PROVISIONS

   Section 8.01.  Confidential Information.............................. 18
   Section 8.02.  Publicity............................................. 18
   Section 8.03.  Return of Documents................................... 19
   Section 8.04.  Notices............................................... 19
   Section 8.05.  Survival of Representations, Warranties
                  and Agreements........................................ 19
   Section 8.06.  Costs and Expenses.................................... 19
   Section 8.07.  Entire Agreement...................................... 19
   Section 8.08.  Headings and Captions................................. 20
   Section 8.09.  Waiver, Amendment or Modification..................... 20
   Section 8.10.  Rules of Construction................................. 20
   Section 8.11.  Counterparts.......................................... 20
   Section 8.12.  Successors and Assigns................................ 20
   Section 8.13.  Governing Law......................................... 20

   Signatures........................................................... 21

                        AGREEMENT AND PLAN OF MERGER


   This Agreement and Plan of Merger, dated as of May 15, 2001, is by and among Davis Instruments, a Maryland limited liability company ("Davis"), INOTEK Technologies Corp., a Delaware corporation ("Inotek") and Neal E. Young, David L. White and Dennis W. Stone (the "Principal Stockholders"). This Agreement and Plan of Merger is hereinafter referred to as the "Agreement."

   In consideration of the mutual representations, warranties, agreements and covenants contained herein, Davis, Inotek and the Principal Stockholders hereby agree as follows:


                                 ARTICLE I

                 TERMS OF THE MERGER AND CLOSING; EXCHANGE
                                 OF SHARES

   Section 1.01. THE MERGER. Davis will organize an interim subsidiary ("Newco") and, subject to the satisfaction or waiver of the conditions set forth in Article VI of this Agreement, Davis will cause Newco to merge with and into Inotek (the "Merger") pursuant to applicable corporate law ("Corporate Law"), in a merger in which Inotek will be the surviving corporation.

   Section 1.02. EFFECTS OF THE MERGER. (a) The Merger shall have all of the effects provided by Corporate Law and this Agreement, and the separate corporate existence of Newco shall cease on consummation of the Merger and be combined in Inotek.

   (b) The Certificate of Incorporation of Inotek from and after the Effective Time shall be amended as set forth on Exhibit A attached hereto.

   (c) The Bylaws of Inotek from and after the Effective Time shall be the same as the Bylaws of Newco immediately prior to the Effective Time, except for the corporate name which shall be "INOTEK Technologies Corp."

   (d) The directors and officers of Newco immediately prior to the Effective Time shall, without the necessity of any further corporate action, become the directors and officers of Inotek from and after the Effective Time.

   Section 1.03. CONVERSION OF SHARES. (a) At the Effective Time, subject to the terms of this Agreement and the Escrow Agreement (as defined in Section 1.06(b)(iii), each share of common stock, $0.01 par value, of Inotek ("Inotek Common") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $0.65 (the "Common Share Merger Price"); PROVIDED, HOWEVER, that shares of Inotek Common held in the treasury of Inotek or by any direct or indirect subsidiary of Inotek immediately prior to the Effective Time shall be canceled.

   (b) The stock transfer books of Inotek shall be closed, and no share transfers will be permitted after the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all of the shares of Inotek Common shall cease to be outstanding and be canceled.

   (c) If holders of Inotek Common are entitled to require appraisal of their shares under applicable Corporate Law, shares held by a dissenting holder who has perfected the right to obtain an appraisal of his shares shall not be converted as described in this Section 1.03, but from and after the Effective Time shall represent only the right to receive such consideration as may be determined pursuant to applicable Corporate Law; PROVIDED, HOWEVER, that each share of Inotek Common outstanding immediately prior to the Effective Time and held by a dissenting holder who after the Effective Time shall withdraw his demand for appraisal or lose his right of appraisal shall thereafter have only such rights as are provided under applicable Corporate Law.

   (d) Any options to purchase shares of Inotek Common ("Inotek Options") which are not exercised prior to the Effective Time shall be canceled at the Effective Time.

   (e) At the Effective Time, the outstanding shares of common stock of Newco shall be converted into an equal number of shares of Inotek Common, so that immediately following the effective time of the Merger, the number of outstanding shares of Inotek Common shall be equal to the number of outstanding shares of common stock of Newco immediately prior to the Merger.

   Section 1.04. THE CLOSING. The closing of the Merger (the "Closing") shall take place at the offices of legal counsel for Davis or at such other location as is mutually agreeable to the parties hereto at 10:00 a.m. local time on the Closing Date described in Section 1.05 of this Agreement.

   Section 1.05. THE CLOSING DATE. The Closing shall take place at a date and time designated by Davis not later than five (5) business days following the satisfaction or waiver of the conditions set forth in Sections 6.01 and 6.02, or on such other date as Davis and Inotek may agree (the "Closing Date"). The Merger shall be effective at the time specified in Corporate Law (the "Effective Time").

   Section 1.06. ACTIONS AT CLOSING. (a) At the Closing, Inotek shall deliver to Davis:

   (i) certified copies of the Certificate of Incorporation and Bylaws of Inotek;

   (ii) a certificate signed by the Chairman of the Board of Directors and President of Inotek stating that (A) each of the representations and warranties contained in Article II is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at the Closing, and (B) all of the conditions set forth in Section 6.01 have been satisfied or waived as provided therein;

   (iii) a certified copy of resolutions of the Board of Directors of Inotek and of the stockholders of Inotek, establishing the requisite approvals under applicable Corporate Law of this Agreement, the Merger and the other transactions contemplated hereby;

   (iv) the complete minute book of Inotek and access to complete stock transfer records reflecting transfers of Inotek Common prior to the Effective Time; and

   (v) a certificate of Inotek's transfer agent, in form and substance reasonably satisfactory to Davis, reflecting the capitalization of Inotek as of the day preceding the Closing Date.

   (b)  At the Closing, Davis shall deliver to Inotek:

   (i) a certificate signed by the President of Davis stating that (A) each of the representations and warranties contained in Article III is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at the Closing, and (B) all of the conditions set forth in Section 6.02 have been satisfied or waived as provided therein;

   (ii) a certified copy of resolutions of the Board of Directors of Davis and Newco and of the stockholder of Newco, establishing the requisite approvals under applicable Corporate Law of this Agreement, the Merger and the other transactions contemplated hereby; and

   (iii) evidence reasonably satisfactory to Inotek that Davis has deposited into an escrow account the sum of $257,000.00 pursuant to the terms of an Escrow Agreement of even date herewith by and among Davis, Inotek and the Principal Stockholders (the "Escrow Agreement").

   Section 1.07. EXCHANGE PROCEDURES; SURRENDER OF CERTIFICATES. As soon as reasonably practicable after the Effective Time, Davis shall mail to each record holder of shares of Inotek Common a letter of transmittal in form reasonably satisfactory to Inotek (which shall specify that delivery shall be effected, and risk of loss and title to certificates shall pass, only upon proper delivery of the certificates to Davis and shall be in such form and have such other provisions as Davis may reasonably specify) and instructions for use in effecting the surrender of certificates, and, after deducting the amount to be deposited in an escrow account pursuant to Section 1.06(b)(iii), Davis shall promptly pay the appropriate consideration to former holders of Inotek Common who make proper delivery of certificates or comply with Davis's reasonable instructions and requirements with respect to any certificate that has been lost or stolen.


                                  ARTICLE II

                      REPRESENTATIONS AND WARRANTIES
                OF INOTEK AND THE PRINCIPAL STOCKHOLDERS

   Inotek and the Principal Stockholders severally, but not jointly, represent and warrant to Davis as follows:

   Section 2.01.    ORGANIZATION AND CAPITAL STOCK; STANDING AND AUTHORITY.

   (a) Inotek is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has the power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now conducted.

   (b) As of the date hereof, the authorized capital stock of Inotek consists solely of 10,000,000 shares of Inotek Common, of which 4,754,088 are outstanding and 100,000 are held as treasury stock. All of the outstanding shares of Inotek Common are duly and validly issued, fully paid and non-assessable. None of the outstanding shares of Inotek Common has been issued in violation of any preemptive rights.

   (c) Except as set forth in Section 2.01(b), and except as disclosed in
Section 2.01(c) of that certain document delivered by Inotek to Davis, entitled the "Disclosure Schedule" and executed by Inotek and Davis concurrently with the execution and delivery of this Agreement (the "Disclosure Schedule"), there are no shares of capital stock or other equity securities of Inotek issued or outstanding and no outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock of Inotek or contracts, commitments, understandings or arrangements by which it is or may be obligated to issue additional shares of capital stock.

   Section 2.02. AUTHORIZATION; NO DEFAULTS. The Board of Directors of Inotek has by all requisite action approved this Agreement, the Merger and the Proxies (as defined in Section 2.22), and it has authorized the execution and delivery of this Agreement and the Proxies on behalf of Inotek by duly authorized officers and the performance of Inotek's obligations hereunder and thereunder. Nothing in the Certificate of Incorporation or Bylaws of Inotek or, except as disclosed in Section 2.02 of the Disclosure Schedule, any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which Inotek is bound or subject would prohibit or inhibit it from consummating this Agreement and the Merger on the terms and conditions contained herein. Inotek has duly and validly executed and delivered this Agreement, which constitutes a legal, valid and binding obligation of Inotek, enforceable in accordance with its terms. Inotek is not in default under nor in violation of any provision of its Certificate of Incorporation or Bylaws, nor is it in default under or in violation of any promissory note, indenture or any evidence of indebtedness or security therefor, nor is it in default under or in violation of any material lease, contract or other material commitment or agreement.

   Section 2.03. SUBSIDIARIES. Inotek has no direct or indirect subsidiaries, nor does it own any equity interest in any corporation or other entity.

   Section 2.04. FINANCIAL INFORMATION. The audited balance sheets of Inotek as of May 31, 2000 and related income statements and statements of changes in shareholders' equity and of cash flows for the three years ended May 31, 2000, together with the notes thereto, included in Inotek's Annual Report on Form 10-K for the year ended May 31, 2000 as currently on file with the Securities and Exchange Commission (the "SEC"); and the unaudited balance sheets of Inotek as of February 28, 2001 and related income statements and statements of changes in shareholders' equity and of cash flows for the nine months ended February 28, 2001, together with the notes thereto, included in Inotek's Quarterly Report on Form 10-Q for the three months ended February 28, 2001 as currently on file with the SEC (such financial statements and notes collectively referred to herein as the "Inotek Financial Statements"), have been prepared, except as described in Note 1 to the February 28, 2001 financial statements, in accordance with generally accepted accounting principles applied on a consistent basis and fairly present the financial position and results of operations, changes in shareholders' equity and cash flows of Inotek as of the dates and for the periods indicated. The internal financial statements of Inotek as of January 31, 2001, which were provided to Davis in connection with its due diligence examination of Inotek were prepared in accordance with applicable requirements, consistently applied, and in reasonable detail accurately reflect the transactions and disposition of the assets of Inotek for the periods covered by such statements.

   Section 2.05. ABSENCE OF CHANGES. Since May 31, 2000 there has not been any material adverse change in the financial condition, the results of operations or the business of Inotek, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the Inotek Financial Statements not misleading.

   Section 2.06.  REGULATORY ENFORCEMENT MATTERS.  Except as disclosed in
Section 2.06 of the Disclosure Schedule, Inotek is not subject to, nor has it received any notice or advice that it may become subject to, any order, agreement, proceeding or other regulatory enforcement action with or by any federal, state or local governmental agency.

   Section 2.07. TAX MATTERS. (a) Except as disclosed in Section 2.15 of the Disclosure Schedule, Inotek has filed all federal, state, local and foreign income, franchise, excise, sales, use, real and personal property and other tax returns required to be filed. All such returns fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the Inotek Financial Statements were made in accordance with generally accepted accounting principles and in the aggregate do not fail to provide for material tax liabilities.

   (b) Inotek has not (i) executed an extension or waiver that is currently in effect with respect to any statute of limitations on the assessment or collection of any tax; (ii) entered into any tax sharing or tax allocation agreement or been a part of a consolidated group filing a consolidated tax return; (iii) become liable for a tax of any other person or entity pursuant to Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign laws) as a transferee or successor or by contract or otherwise; or
(iv) made any payment, become obligated to make any payment or been party to a contract or agreement that would obligate it to make any payment that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

   (c) There has not been any ownership change of Inotek, as defined in
Section 382(g) of the Internal Revenue Code, that occurred during or after any taxable period in which Inotek incurred a net operating loss that carries over to any taxable period ending after 1999.

   (d) All material elections with respect to taxes affecting Inotek have been and will be timely made.

   Section 2.08. LITIGATION. Except as disclosed in Section 2.08 of the Disclosure Schedule, there is no litigation, claim or other proceeding pending or, to the knowledge of Inotek, threatened against Inotek or to which the property of Inotek is or would be subject.

   Section 2.09. PROPERTIES, CONTRACTS, EMPLOYEE BENEFIT PLANS AND OTHER AGREEMENTS. Section 2.09 of the Disclosure Schedule specifically identifies the following:

   (a) all loan and credit agreements, conditional sales contracts and security agreements relating to obligations or assets of Inotek;

   (b) all agreements, loans, contracts, leases, guaranties, letters of credit, lines of credit or commitments of Inotek not referred to elsewhere in this Section 2.09 which:

        (i)   involve payment by Inotek of more than $5,000;

        (ii)  involve payments based on Inotek's profits;

        (iii) relate to the future purchase of goods or services in excess of the requirements of its respective business at current levels or for normal operating purposes;

        (iv)  were not made in the ordinary course of business;

        (v)   materially affect Inotek's business or financial condition; or

        (vi) require the consent or approval of any third party for the Merger to be consummated or impose any cost or penalty on Inotek as a result of the Merger.

   (c) all contracts, agreements, plans and arrangements by which any profit sharing, group insurance, hospitalization, stock option, pension, retirement, bonus, deferred compensation, stock bonus, stock purchase, collective bargaining agreements, contracts or arrangements under which pensions, deferred compensation or other retirement benefits is being paid, or plans or arrangements established or maintained, sponsored or undertaken by Inotek for the benefit of officers, directors or employees, including each trust or other agreement with any custodian or any trustee for funds held under any such agreement, plan or arrangement, and in respect to any of them, the latest reports or forms, if any, filed with the Department of Labor and Pension Benefit Guaranty Corporation under ERISA (as defined below), any current financial or actuarial reports and any currently effective IRS private ruling or determination letters obtained by or for the benefit of Inotek;

   (d) all leases, subleases or licenses with respect to real or personal property, whether as lessor, lessee, licensor or licensee, with annual rental or other payments due thereunder in excess of $25,000;

   (e) all agreements for the employment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which by its terms is not terminable by Inotek on thirty (30) days written notice or less without any payment by reason of such termination; and

   (f) the name and annual compensation of each employee of Inotek as of March 31, 2001 and the name and a description of the annual compensation and all other benefits paid in the calendar year 2000 and payable as of March 31, 2001 to each director of Inotek.

   Copies of each document, plan or contract identified in Section 2.09 of the Disclosure Schedule are appended to the Disclosure Schedule and are hereby incorporated therein.

   Section 2.10. REPORTS. Inotek has filed all reports and statements, together with any amendments required to be made with respect thereto, required to be filed with the SEC and all other governmental authorities with jurisdiction over Inotek. Except as set forth in Section 2.10 of the Disclosure Schedule, as of the dates indicated thereon, each of such reports and documents, including any financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  Section 2.11. INVESTMENT PORTFOLIO. All United States Treasury securities and other investment securities held by Inotek, as reflected in the latest balance sheet of Inotek included in the Inotek Financial Statements and in its accounting books and records, are carried in accordance with generally accepted accounting principles.

   Section 2.12.  EMPLOYEE MATTERS AND ERISA.  (a)  Except as disclosed in
Section 2.12 (a) of the Disclosure Schedule, Inotek has not entered into any collective bargaining agreement with any labor organization with respect to any group of employees, and there is no present effort nor existing proposal to attempt to unionize any group of employees of Inotek.

   (b)(i) Inotek has been and is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any laws respecting employment discrimination and occupational safety and health requirements, and Inotek is not engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against Inotek pending or, to the knowledge of Inotek, threatened before the National Labor Relations Board;
(iii) there is no labor dispute, strike, slowdown or stoppage actually pending or threatened against or directly affecting Inotek; and (iv) Inotek has not experienced any work stoppage or other material labor difficulty during the past five years.

   (c) Except as disclosed in Sections 2.01(c) and 2.12(c) of the Disclosure Schedule, Inotek does not maintain, contribute to or participate in or have any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs for the benefit of former or current employees (collectively, the "Employee Plans"). No present or former employee of Inotek has been charged with breaching nor has breached a fiduciary duty under any Employee Plan. Inotek does not participate in, nor has it in the past five years participated in, nor has it any present or future obligation or liability under, any multiemployer plan (as defined at Section 3(37) of ERISA). Except as separately disclosed in Section 2.12(c) of the Disclosure Schedule, Inotek does not maintain, contribute to, or participate in any plan that provides health, major medical, disability, life insurance, severance, salary continuation or other benefits to one or more former employees or consultants.

   (d) All liabilities of the Employee Plans have been funded on the basis of consistent methods in accordance with sound actuarial assumptions and practices, and no Employee Plan, at the end of any plan year, or at February 28, 2001 had an accumulated funding deficiency. No actuarial assumptions have been changed since the last written report of actuaries on the Employee Plans. All insurance premiums (including premiums to the Pension Benefit Guaranty Corporation) have been paid in full, subject only to normal retrospective adjustments in the ordinary course. Except as reflected in the Inotek Financial Statements, Inotek has no contingent or actual liabilities under Title IV of ERISA. No accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Internal Revenue Code of 1986, as amended (the "Code")) has been incurred with respect to any Employee Plan, whether or not waived. No reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any Employee Plan as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. No claim is pending, threatened or imminent with respect to any Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which Inotek would be liable, except as is reflected in the Inotek Financial Statements. Inotek has no liability for excise taxes under Sections 4971, 4975, 4976, 4977, 4979 or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any Employee Plan. All Employee Plans have in all material respects been operated, administered and maintained in accordance with the terms thereof and in compliance with the requirements of all applicable laws, including, without limitation, ERISA.

   Section 2.13. TITLE TO PROPERTIES; LICENSES; INSURANCE. (a) Inotek does not own any interest in any real property;

   (b) all leasehold interests for real property and any material personal property used by Inotek in its business are held pursuant to lease agreements which are valid and enforceable in accordance with their terms;

   (c) to the best of Inotek's knowledge, all real property occupied or used by Inotek complies in all material respects with all applicable zoning requirements and other laws and regulations relating thereto, and there are no condemnation proceedings pending or threatened with respect to any of such properties;

   (d) Inotek has valid title or other ownership rights under licenses to all material intangible personal or intellectual property used by Inotek in its business, free and clear of any material claim, defense or right of any other person or entity, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not materially and adversely interfere with the use of such property; and

   (e) all material insurable properties owned or held by Inotek are adequately insured by financially sound and reputable insurers in such amounts and against fire, earthquake and other risks insured against by extended coverage and public liability insurance, in amounts and on terms customary with companies of similar size.

   Section 2.14. ENVIRONMENTAL MATTERS. As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which Inotek has done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

   To the best of Inotek's knowledge, neither the conduct nor operation of Inotek nor any condition of any property presently or previously owned, leased or operated in any capacity by Inotek violates or violated any Environmental Law, and no condition or event has occurred with respect to any property that, with notice or the passage of time, or both, would constitute a violation material to the business of Inotek of any Environmental Law or obligate (or potentially obligate) Inotek to remedy, stabilize, neutralize or otherwise alter the environmental condition of any property. Inotek has not received notice from any person or entity that Inotek, or the operation or condition of any property ever owned, leased or operated in any capacity by Inotek, are or were in violation of any Environmental Law, or that Inotek is responsible (or potentially responsible) for remedying, or the cleanup of, any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

   Section 2.15. COMPLIANCE WITH LAWS AND REGULATIONS. Except as disclosed in Section 2.15 of the Disclosure Schedule, Inotek has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business, is qualified to conduct business in every jurisdiction in which such qualification is required and is in compliance in all material respects with all applicable laws, ordinances and regulations.

   Section 2.16. BROKERAGE. Except for fees payable by Inotek to Sanders Morris Harris Inc., there are no existing claims or agreements for brokerage commissions, investment banking fees, financial advisory fees, finders' fees or similar compensation payable by Inotek in connection with the transactions contemplated by this Agreement.

   Section 2.17. NO UNDISCLOSED LIABILITIES. Inotek does not have any material liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Inotek giving rise to any such liability), except (i) liabilities reflected in the Inotek Financial Statements,(ii) liabilities of the same type incurred in the ordinary course of business since February 28, 2001, and (iii) liabilities described in Section 4.01(f)(i)(A), (B) and (C) hereof.

   Section 2.18. STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by Inotek for inclusion in any document to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby, at the respective times such documents are filed, and, in the case of the Information Statement (as defined in Section 4.03), when mailed to the stockholders of Inotek, will be false or misleading with respect to any material fact, omit to state any material fact necessary in order to make the statements therein not misleading or omit to state any material fact required to be stated in order to correct any statement in any earlier communication. All documents that Inotek is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply in all material respects with the provisions of applicable law and the rules and regulations thereunder.

   Section 2.19.  COMMITMENTS AND CONTRACTS.  Except as disclosed in Sections
2.09 and 2.19 of the Disclosure Schedule (and with a true and correct copy of the document or other item referred to being attached as an exhibit to the Disclosure Schedule), Inotek is not a party or subject to any of the following (whether written or oral, express or implied):

   (i) any agreement, arrangement or commitment not made in the ordinary course of business;

   (ii) any agreement, indenture or other instrument not reflected in the Inotek Financial Statements relating to the borrowing of money by Inotek or the guarantee by Inotek of any obligation (except trade payables or instruments related to transactions entered into in the ordinary course of business, in each case properly reflected in the appropriate books and records of Inotek); or

   (iii) any contract containing covenants which limit Inotek's right or ability to compete in any line of business or with any person or containing any restriction of the geographical area in which, or method by which, Inotek may carry on its business.

   Section 2.20. MATERIAL INTEREST OF CERTAIN PERSONS. (a) No officer or director of Inotek or any "associate" (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of any such officer or director has any material interest in any material contract or property (real or personal, tangible or intangible), used in or pertaining to the business of Inotek.

   (b) There are no outstanding loans from Inotek to any present officer, director, employee or any associate or related interest of any person referred to in subsection (a).

   Section 2.21. CONDUCT TO DATE. From and after May 31, 2000 through the date of this Agreement, except for entering into this Agreement and performing its obligations hereunder, and except as disclosed in Section 2.21 of the Disclosure Schedule, Inotek has not done the following:

   (i) failed to conduct its business in the ordinary and usual course consistent with past practices;

   (ii) issued, sold, granted, conferred or awarded any common or other stock, or any corporate debt securities properly classified under generally accepted accounting principles applied on a consistent basis as long-term debt;

   (iii) effected any stock split or adjusted, combined, reclassified or otherwise changed its capitalization;

   (iv) declared, set aside or paid any cash or stock dividend or other distribution in respect of its capital stock, or purchased, redeemed, retired, repurchased, or exchanged, or otherwise directly or indirectly acquired or disposed of any of its capital stock;

   (v) incurred any material obligation or liability (absolute or contingent), except as contemplated by Section 4.01(f)(i)(A), (B) and
         (C) hereof and normal trade or business obligations or liabilities incurred in the ordinary course of business, or subjected to lien any of its assets or properties other than in the ordinary course of business consistent with past practice and as properly reflected in Inotek's books and records;

   (vi) discharged or satisfied any material lien or paid any material obligation or liability (absolute or contingent), other than in accordance with its terms in the ordinary course of business, except as contemplated by Section 4.01(f)(i)(A), (B) and (C) hereof;

   (vii) sold, assigned, transferred, leased, exchanged, or otherwise disposed of any of its properties or assets other than for a fair consideration in the ordinary course of business;

  (viii) except as required by contract, (A) increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except merit or promotion increases in accordance with existing policy, (B) except as contemplated by
         Section 4.01(f)(i)(C) hereof, entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance or other similar contract, (C) entered into, terminated or substantially modified any of the Employee Plans or (D) except as contemplated by Section 4.01(f)(i)(C) hereof, agreed to do any of the foregoing;

   (ix) suffered any material damage, destruction or loss, whether as the result of fire, explosion, earthquake, accident, casualty, labor trouble, taking of property by any governmental authority, flood, windstorm, embargo, riot, act of God, act of war or other casualty or event, whether or not covered by insurance;

   (x) canceled or compromised any debt, except for debts charged off or compromised in accordance with past practice;

   (xi) entered into any material transaction, contract or commitment outside the ordinary course of its business; or

   (xii) made or guaranteed any loan to any of the Employee Plans.

   Section 2.22. IRREVOCABLE PROXIES. Inotek has delivered to Davis the valid and binding irrevocable proxies of Neal E. Young, David L. White and Dennis W. Stone (the "Proxies") in the form of Exhibit 2.22. To the best of Inotek's knowledge, the Proxies are legal, valid and binding obligations of the persons granting proxies therein, enforceable in accordance with their terms.

   Section 2.23. ACCOUNTS RECEIVABLE. (a) Inotek has made available to Davis a list of all accounts receivable of Inotek as of January 31, 2001 ("Accounts Receivable") reflecting a range of days elapsed since invoice.

  (b) All Accounts Receivable arose in the ordinary course of business and are collectible except to the extent of reserves therefor set forth in Inotek's accounting books and records. Except for a security interest held by Bank One, Texas, N. A. in connection with Inotek's credit facility in the amount of $500,000 (none of such amount being outstanding as of the date of this Agreement), no person has a lien on or security interest in any of such Accounts Receivable, and no request or agreement for deduction or discount has been made with respect to any of such Accounts Receivable.

   Section 2.24. MINUTE BOOKS. The minutes of Inotek made available to Davis are the only minutes of Inotek and contain a reasonably accurate summary of all meetings of the Board of Directors or committees thereof and of its stockholders for the periods covered by such minutes.

                                ARTICLE IIA

                ADDITIONAL REPRESENTATIONS AND WARRANTIES
                      OF THE PRINCIPAL STOCKHOLDERS

   Each Principal Stockholder, severally but not jointly, further represents and warrants to Davis as follows:

   2A.1 OWNERSHIP OF INOTEK COMMON. Such Principal Stockholder is the sole record and beneficial owner of the Inotek Common designated as being owned by such Principal Stockholder opposite such Principal Stockholder's name in
Section 2A.1 of the Disclosure Schedule. Such Inotek Common constitutes all of the Inotek Common owned, beneficially or of record, by such Principal Stockholder, and such Principal Stockholder, except as set forth in Section
2.09 of the Disclosure Schedule, has no options, warrants or other rights to acquire Inotek Common.

   2A.2 AUTHORITY. Such Principal Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Principal Stockholder, and constitutes the valid and binding obligation of such Principal Stockholder, enforceable in accordance with its terms.

   2A.3 NO BREACH OR VIOLATION. The execution and delivery by such Principal Stockholder of this Agreement do not, and, the consummation of the transactions contemplated hereby will not, breach or violate (i) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which such Principal Stockholder or any of his properties or assets is subject, or (ii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Principal Stockholder or his properties or assets.

   2A.4 CONSENTS. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any governmental entity or any third party, including a party to any agreement with such Principal Stockholder (so as not to trigger any conflict), is required by or with respect to such Principal Stockholder in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws, and (ii) the filing of a Merger Certificate pursuant to the Corporate Law.


                                 ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF DAVIS

   Davis represents and warrants to Inotek as follows:

   Section 3.01. ORGANIZATION. Davis is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland.

   Section 3.02. AUTHORIZATION. The Board of Directors of Davis has by all requisite action approved this Agreement and the Merger and authorized the execution hereof on its behalf by duly authorized officers and the performance of its obligations hereunder. Nothing in the Articles of Organization or Operating Agreement governing Davis or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in this Agreement) by or to which Davis is bound or subject prohibits or inhibits Davis from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Davis and constitutes a legal, valid and binding obligation, enforceable in accordance with its terms.

   Section 3.03. LITIGATION. There is no litigation, claim or other proceeding pending or, to the best of the knowledge of Davis, threatened that would prohibit Davis from consummating the transactions contemplated by this Agreement.

   Section 3.04. STATEMENTS TRUE AND CORRECT. None of the written information supplied or to be supplied by Davis for inclusion in any document to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed and, in the case of the Information Statement (as defined in Section 4.03), when mailed to the stockholders of Inotek, be false or misleading with respect to any material fact, omit to state any material fact necessary in order to make the statements therein not misleading or omit to state any material fact required to be stated in order to correct any statement in any earlier communication. All documents that Davis is responsible for filing with the SEC and any other regulatory authority in connection with the transactions contemplated hereby will comply with applicable laws, rules and regulations.

   Section 3.05. AVAILABILITY OF RESOURCES. Davis has sufficient financial resources to perform its obligations pursuant to this Agreement, including, without limitation, the ability to pay the consideration contemplated by
Section 1.03 hereof.


                                 ARTICLE IV

                            AGREEMENTS OF INOTEK

   Section 4.01. BUSINESS IN ORDINARY COURSE. Inotek agrees that, except as contemplated by this Agreement and as necessary to consummate the transactions contemplated hereby, from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms:

   (a) Inotek shall continue to carry on its business and the discharge or incurrence of obligations and liabilities only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, Inotek will not:

   (i) declare or pay any dividend or make any other distribution to stockholders, whether in cash, stock or other property; or

   (ii) issue any common stock or other capital stock or any options, warrants, or other rights to subscribe for or purchase common stock or any other capital stock or any securities convertible into or exchangeable for any capital stock (except for the issuance of Inotek Common pursuant to the valid exercise of Inotek Options identified in
         Section 2.01(c) of the Disclosure Schedule); or

   (iii) directly or indirectly redeem, purchase or otherwise acquire any Inotek Common or any other capital stock of Inotek; or

   (iv) effect a reclassification, recapitalization, split up, exchange of shares, readjustment or other similar change in or to any capital stock, or otherwise reorganize or recapitalize; or

   (v) change its certificate of incorporation or bylaws, nor enter into any agreement to merge or consolidate with, or sell a significant portion of its assets to, any person or entity;

   (b)  Inotek will not, without the prior written consent of Davis:

   (i) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, agreement, payment or arrangement made to, for or with any of such officers or employees;

   (ii) borrow or agree to borrow any amount of funds or increase the amount available under any credit facility, except pursuant to its existing $500,000.00 line of credit to pay (A) expenses incurred in the ordinary course of business and (B) expenses in connection with the negotiation, preparation, execution and delivery of this Agreement and as necessary to perform its obligations in accordance with the terms hereof and to consummate the transactions contemplated hereby, or directly or indirectly guarantee or agree to guarantee any obligations of others;

   (iii) make or commit to make any loan or other extension of credit;

   (iv) enter into any agreement, contract or commitment having a term in excess of three (3) months;

   (v) place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance;

   (vi) cancel or accelerate any material indebtedness owing to Inotek or any claim which Inotek may possess, or waive any material rights of substantial value;

  (viii) sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property, other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness;

   (ix) commit any act or fail to do any act which will cause a breach of any agreement, contract or commitment and which will have a material adverse effect on the business, financial condition or results of operations of Inotek;

   (x) violate any law, statute, rule, governmental regulation or order, which violation will have a material adverse effect on the business, financial condition, or results of operations of Inotek; or

   (xi) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $5,000;

   (c) Inotek shall not, without the prior written consent of Davis, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of Inotek contained in
Article II hereof, if such representations and warranties were given immediately following such transaction or action;

   (d) Inotek shall promptly notify Davis of the occurrence of any matter or event known to and directly involving Inotek that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of Inotek;

   (e) Inotek shall not solicit or encourage, or hold discussions or negotiations with or provide information to any person or entity in connection with any proposal for the acquisition of all or a substantial portion of the business, assets, shares of Inotek Common or other securities or assets of Inotek. Inotek shall promptly advise Davis of its receipt of any such proposal or inquiry and the substance thereof;

   (f)(i) Inotek will maintain cash and cash equivalent balances of not less than $750,000.00, less the following extraordinary expenses actually incurred by Inotek in connection with the Merger: (A) fees and expenses charged by Sanders Morris Harris Inc. with respect to the fairness opinion referred to in
Section 6.01(g), in the amounts set forth in Section 4.01(f) of the Disclosure Schedule; (B) reasonable nonrecurring legal and accounting fees, printing and filing costs and other similar expenditures associated with the transaction, not exceeding an aggregate cost of $75,000.00 or such greater amount as may be agreed to by Davis; and (C) a severance payment to be made by Inotek to Dennis Stone in accordance with the letter dated May 25, 2000 included in Section
2.09 of the Disclosure Schedule. In determining compliance with this provision, to the extent that holders of Inotek Options (other than Dennis Stone) exercise any of such options prior to the Closing on a "net" or "cashless" basis (i.e., upon exercise, the optionee delivers to Inotek in payment of the exercise price that number of shares of Inotek common that, when multiplied by the current market value of the Inotek Common, equal the aggregate exercise price), thereby reducing the aggregate cash payments required to be made by Davis in payment of the Common Share Merger Price, an amount equal to the number of Inotek Common shares received by Inotek upon such exercises of options multiplied by the Common Share Merger Price shall be added to Inotek's cash and cash equivalent balances; PROVIDED FURTHER, that a "net" or "cashless" exercise by Dennis Stone using the foregoing procedures shall not be given such effect in calculating Inotek's cash and cash equivalent balances; and

   (ii) Inotek will maintain inventory with a value equal to or exceeding $1,200,000.00, and the value of Inotek's total accounts receivable will exceed the value of its total accounts payable by $1,000,000.00 or more (the amounts of inventory, accounts receivable and accounts payable to be determined in accordance with generally accepted accounting principles, consistently applied); and

   (g) Inotek will use its commercially reasonable best efforts to obtain and deliver to Davis, at or prior to the Closing, certificates of good standing from each jurisdiction in which Inotek (i) owns or leases real property, has employees, sells products or renders services and (ii) is required to be qualified to do business.

   Section 4.02. BREACHES. Inotek shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Davis and use its best efforts to prevent or promptly remedy the same.

   Section 4.03. WRITTEN CONSENTS; INFORMATION STATEMENT. Concurrently with the execution of this Agreement, Inotek has delivered to Davis a true copy of written consents executed by Neal E. Young, David L. White and Dennis W. Stone and delivered to Inotek approving the Merger and the other transactions contemplated by this Agreement. As soon as reasonably practicable and within applicable time limitations, Inotek shall (i) prepare and file with the SEC an Information Statement (the "Information Statement") with respect to the Merger and the other transactions contemplated by this Agreement, (ii) cause such Information Statement to be mailed to all Inotek stockholders and (iii) perform all other actions required by Section 14 of the Exchange Act, and the rules and regulations thereunder. Prior to filing the Information Statement with the SEC, Inotek shall provide a draft thereof to Davis and its counsel, allow Davis a reasonable period of time to review and comment on the contents of such draft, and consider in good faith any comments submitted by Davis.

   Section 4.04. CONSUMMATION OF AGREEMENT. Inotek shall perform and fulfill all conditions and obligations on its part to be performed or fulfilled pursuant to this Agreement and to effect the Merger in accordance with the terms and provisions hereof. Inotek shall furnish to Davis in a timely manner all information, data and documents reasonably requested by Davis and shall cooperate fully with Davis in seeking such approvals and in consummating the transactions contemplated by this Agreement.

   Section 4.05. ACCESS TO INFORMATION. Inotek shall permit Davis reasonable access, in a manner which will avoid undue disruption or interference with its normal operations, to Inotek's properties. Inotek shall disclose and make available to Davis all books, documents, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of Inotek including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which Davis may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. Davis will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.

   Section 4.06. CONSENTS OF THIRD PARTIES. Inotek shall use its commercially reasonable best efforts to obtain all consents of third parties necessary or desirable for the consummation of the transactions contemplated by this Agreement.

   Section 4.07. SUBSEQUENT FINANCIAL STATEMENTS. As soon as available after the date hereof, Inotek shall deliver to Davis monthly unaudited balance sheets and profit and loss statements of Inotek prepared for its internal use and all other financial reports or statements submitted to regulatory authorities after the date hereof (collectively, the "Subsequent Financial Statements"). The Subsequent Financial Statements shall be prepared on a basis consistent with past accounting practices, shall fairly present the financial condition and results of operations for the dates and periods presented and shall not include any material assets or omit to state any material liabilities, absolute or contingent, or other facts, which inclusion or omission would render such financial statements misleading in any material respect.


                                  ARTICLE V

                             AGREEMENTS OF DAVIS

   Section 5.01. CONDUCT OF BUSINESS. Davis shall not, without the prior written consent of Inotek, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of Davis contained in Article III hereof, if such representations and warranties were given immediately following such transaction or action. Davis shall promptly notify Inotek of the occurrence of any matter or event known to and directly involving Davis that is materially adverse to the ability of Davis to consummate the transactions contemplated by this Agreement.

   Section 5.02. BREACHES. Davis shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Inotek and use its best efforts to prevent or promptly remedy the same.

   Section 5.03. CONSUMMATION OF AGREEMENT. Davis shall use its best efforts to perform and fulfill all conditions and obligations on their parts to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

   Section 5.04. CONSENTS OF THIRD PARTIES. Davis shall use its commercially reasonable best efforts to obtain all consents of third parties necessary or desirable for the consummation of the transactions contemplated by this Agreement.

   Section 5.05. OBTAINING OF FINANCING. Davis shall use its commercially reasonable best efforts to comply with the terms of any financing, or commitments therefor, which it intends to use to pay any portion of the required consideration in the Merger.


                                  ARTICLE VI

                      CONDITIONS PRECEDENT TO THE MERGER

   6.01 CONDITIONS TO THE OBLIGATIONS OF DAVIS. The obligations of Davis to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Davis) prior to or on the Closing Date of the following conditions:

   (a) the representations and warranties made by Inotek in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date;

   (b) Inotek shall have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date;

   (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation thereof illegal;

   (d) all necessary approvals, consents and authorizations required by law for consummation of the Merger, including the requisite approvals of the stockholders of Inotek and all legally required regulatory approvals, shall have been obtained, and all waiting periods required by law shall have expired;

   (e) On or prior to the Closing Date, Davis shall have received all documents required to be received from Inotek, including without limitation the consents referred to in Section 4.06, and a legal opinion of counsel to Inotek dated the Closing Date with respect to the matters listed on Exhibit 6.01(e) attached hereto, all in form and substance reasonably satisfactory to Davis; and

   (f) Inotek shall have received a fairness opinion of Sanders Morris Harris Inc., financial advisor to Inotek, to the effect that the transactions contemplated by this Agreement are fair to the stockholders of Inotek from a financial point of view.

   Section 6.02. CONDITIONS TO THE OBLIGATIONS OF INOTEK. The obligations of Inotek to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Inotek) prior to or on the Closing Date of the following conditions:

   (a) the representations and warranties made by Davis in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date;

   (b) Davis shall have performed and complied in all material respects with all of its obligations and agreements hereunder required to be performed prior to the Closing Date;

   (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation thereof illegal;

   (d) all necessary approvals, consents and authorizations required by law for consummation of the Merger shall have been obtained, and all waiting periods required by law shall have expired;

   (e) on or prior to the Closing Date, Inotek shall have received all documents required to be received from Davis and a legal opinion of counsel to Davis dated the Closing Date with respect to the matters listed on Exhibit 6.02(e) attached hereto, all in form and substance reasonably satisfactory to Inotek; and

   (f) Inotek shall have received a fairness opinion of Sanders Morris Harris Inc., financial advisor to Inotek, to the effect that the transactions contemplated by this Agreement are fair to the stockholders of Inotek from a financial point of view


                                  ARTICLE VII

                                  TERMINATION

   Section 7.01. MUTUAL AGREEMENT. This Agreement may be terminated by the mutual written agreement of the parties at any time prior to the Closing Date, regardless of whether approval of this Agreement and the Merger by the stockholders of Inotek shall have been previously obtained.

   Section 7.02. BREACH OF AGREEMENTS. In the event that there is a material breach of any of the representations and warranties or agreements of Davis or Inotek, which breach is not cured within 15 days after notice to cure such breach is given to the breaching party by the non-breaching party, then the non-breaching party, regardless of whether approval of this Agreement and the Merger by the stockholders of Inotek shall have been previously obtained, may terminate and cancel this Agreement by providing written notice of such action to the other party hereto.

   Section 7.03. FAILURE OF CONDITIONS. In the event that any of the conditions to the obligations of a party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in
Section 7.02 hereof has lapsed, then such party may, regardless of whether approval of the transactions contemplated by this Agreement by the stockholders of Inotek shall have been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other party.

   Section 7.04. UNILATERAL TERMINATION. If the Closing Date shall not have occurred on or prior to the day which is 120 days after the date of this Agreement, then this Agreement may be terminated by any party by giving written notice to the other party.

   Section 7.05. EFFECT OF TERMINATION. Each party's right of termination under this Article VII is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination shall not constitute an election of remedies. If this Agreement is terminated pursuant to Section 7.01, 7.02, 7.03 or Section 7.04, all further obligations of the parties under this Agreement will terminate, except that (i) the obligations in Sections 8.01, 8.03 and 8.06 will survive, and (ii) if this Agreement is terminated by a party pursuant to Section 7.02 or 7.03 because of a breach of this Agreement by the other party or because one or more of the conditions to the terminating party's obligations hereunder has not been satisfied as a result of the other party's failure to comply with any of its obligations under this Agreement, any legal remedies to which the parties are entitled will survive such termination.


                                 ARTICLE VIII

                              GENERAL PROVISIONS

   Section 8.01 CONFIDENTIAL INFORMATION. The parties acknowledge the confidential and proprietary nature of the "Information" (as herein defined) which has heretofore been exchanged and which will be received from each other hereunder and agree to hold and keep the same confidential. Such Information will include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the others, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and agents of a party who are directly involved in implementing the Merger, who shall be informed of the confidential nature of the Information and directed individually to abide by the restrictions set forth in this Section 8.01. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party. Neither Davis nor Inotek will purchase or sell any security issued by the other party for so long as this Agreement remains in effect.

   Section 8.02. PUBLICITY. Davis and Inotek shall cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the Merger. No party shall issue any news release or make any other public disclosure without the prior consent of the other party, unless such is required by law upon the written advice of counsel or is in response to published newspaper or other mass media reports regarding the transactions contemplated hereby, in which latter event the parties shall consult with each other to the extent practicable regarding such responsive disclosure.

   Section 8.03. RETURN OF DOCUMENTS. Upon termination of this Agreement without the Merger becoming effective, each party shall deliver to the others originals and all copies of all Information made available to such party and will not retain any copies, extracts or other reproductions, in whole or in part, of such Information.

   Section 8.04. NOTICES. Any notice or other communication shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:

       (a) if to Davis:               Lee D. Rudow, President
                                      Davis Instruments, LLC
                                      4701 Mount Hope Drive
                                      Baltimore, Maryland 21215
                                      Facsimile: (410) 764-8237

           with a copy to:            John S. Daniels
                                      Attorney at Law
                                      6440 North Central Expressway, Suite 503
                                      Dallas, Texas 75206
                                      Facsimile: (214) 368-9094

       (b) if to Inotek:              INOTEK Technologies Corp.
                                      11212 Indian Trail
                                      Dallas, Texas 75229
                                      Attention: Neal E. Young
                                      Facsimile: (972) 210-1601

           with a copy to:            Bruce A. Cheatham, Esq.
                                      Winstead Sechrest & Minick P.C.
                                      5400 Renaissance Tower
                                      1201 Elm Street
                                      Dallas, Texas 75270
                                      Facsimile: (214) 745-5867

or to such other address as any party may from time to time designate by notice to the others.

   Section 8.05. NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations, warranties and agreements of Davis, Inotek and the Principal Stockholders contained herein shall terminate at the Effective Time, except as otherwise provided in the Escrow Agreement with respect to certain breaches of Section 2.04 hereof. The obligations of Davis and the Principal Stockholders in the Escrow Agreement shall be contingent on the consummation of the Merger and shall become effective only upon such consummation.

   Section 8.06. COSTS AND EXPENSES. Except as may be otherwise provided herein, each party shall pay its own costs and expenses incurred in connection with this Agreement and the matters contemplated hereby, including without limitation all fees and expenses of attorneys, accountants, brokers, financial advisors and other professionals. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

   Section 8.07. ENTIRE AGREEMENT. This Agreement, together with the Proxies, constitutes the entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings, agreements in principle and other agreements between the parties relating to the subject matter hereof.

   Section 8.08. HEADINGS AND CAPTIONS. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

   Section 8.09. WAIVER, AMENDMENT OR MODIFICATION. The conditions of this Agreement which may be waived may only be waived by a written instrument delivered to the other party. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may not be amended or modified except by a written document duly executed by the parties hereto.

   Section 8.10. RULES OF CONSTRUCTION. Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles; (c) "or" is not exclusive; and (d) words in the singular may include the plural and in the plural include the singular.

   Section 8.11. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

   Section 8.12. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. There shall be no third party beneficiaries hereof.

   Section 8.13. GOVERNING LAW. This Agreement shall be governed by the laws of the State of Texas.

   IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


                                          DAVIS INSTRUMENTS, LLC


                                          By:   /s/ Lee D. Rudow
                                              ______________________
                                               Lee D. Rudow
                                               President


                                          INOTEK TECHNOLOGIES CORP.


                                          By:      /s/ Neal E. Young
                                              __________________________

                                          Name: Neal E. Young

                                          Its: Chairman



                                             /s/ Neal E. Young
                                          ______________________________
                                          NEAL E. YOUNG


                                             /s/ David L. White
                                          ______________________________
                                          DAVID L. WHITE


                                            /s/ Dennis W. Stone
                                          ______________________________
                                          DENNIS W. STONE

EXHIBIT No. 10.2

                   INDEMNIFICATION AND ESCROW AGREEMENT


      This INDEMNIFICATION AND ESCROW AGREEMENT, dated as of May 15, 2001 (the "Escrow Agreement"), is by and among Davis Instruments, LLC, a Maryland limited liability company ("Davis"), INOTEK Technologies Corp., a Delaware corporation ("Inotek"), and Neal E. Young, David L. White and Dennis W. Stone (collectively, the "Indemnifying Persons"). This Escrow Agreement is entered into in connection with the merger contemplated by the Agreement and Plan of Merger of even date herewith (the "Merger Agreement") among Davis, Inotek and the Indemnifying Persons. Capitalized terms used but not defined in this Escrow Agreement shall have the meanings ascribed to such terms in the Merger Agreement.

      A. In accordance with the Merger Agreement, Davis will acquire Inotek pursuant to a merger of a subsidiary of Davis with and into Inotek, with Inotek as the surviving corporation.

      B. The Indemnifying Persons are holders of approximately 66% of the outstanding voting stock of Inotek. As a condition of Davis' determination to enter into and consummate the Merger Agreement, the Indemnifying Persons have agreed (i) to indemnify certain parties to the extent provided in Section 2 hereof, and (ii) to secure the performance by the Indemnifying Persons of such obligations by causing the Escrowed Amount (as defined in Section 1 hereof) to be held back from the consideration otherwise payable to the Indemnifying Persons at the Closing (in the amounts shown on Exhibit A attached hereto) and to be held and distributed in accordance with this Escrow Agreement.

      NOW, THEREFORE, in consideration of the mutual covenants herein and other valuable consideration, including the benefits to be derived by Davis and the Indemnifying Persons as a result of the closing of the Merger, Davis, Inotek and the Indemnifying Persons hereby agree as follows:

      1.  DEFINITIONS. The following terms shall have the following meanings:

      "Business Day" shall mean any day other than Saturday, Sunday, or any day which is a bank holiday in Texas.

      "Escrowed Amount" shall mean two hundred fifty seven thousand dollars ($257,000.00).

      2. INDEMNIFICATION. Subject to the terms and conditions of this Escrow Agreement and the Merger Agreement, from and after the Closing Date, the Indemnifying Persons indemnify and hold harmless Davis and its officers, directors, employees, agents and subsidiaries (including Inotek) (collectively, the "Indemnified Persons"), and the Indemnifying Persons shall reimburse the Indemnified Persons out of the Escrow Fund (as hereinafter defined) for all losses, liabilities, claims, damages, fines, penalties and expenses incurred after the Closing by any of the Indemnified Persons and arising from (i) any breach by Inotek or the Indemnifying Persons of the representations set forth in Section 2.04 of the Merger Agreement, but only to the extent that such breach is caused by Inotek's accounting treatment of any transaction, asset or liability other than in accordance with generally accepted accounting principles applicable to such item and the correcting entries relating to such item in Inotek's accounting records and related financial statements result in an adverse change in the reported financial condition or results of operations of Inotek; (ii) costs arising after the Closing in litigation relating to one or more breaches described in clause (i) above; (iii) costs, expenses, liabilities or other charges (including but not limited to attorney's fees and expenses) arising after the Closing directly or indirectly from the facts involved in the case identified by Inotek in Section
2.08 of the Disclosure Schedule and incurred by Inotek after the Closing in connection with a legal proceeding in which Inotek is a party; or (iv) costs, expenses, fines and penalties, if any, incurred by Inotek after the Closing as a result of Inotek's conducting business in one or more jurisdictions prior to the Closing without having taken all actions necessary to be qualified to do so, without having paid all required fees, taxes, and other charges imposed by such jurisdiction, or without obtaining all necessary licenses, franchises, permits or other governmental authorizations legally required by such jurisdiction (collectively, "Covered Costs"); PROVIDED, HOWEVER, that, except for any liability arising from a breach of this Escrow Agreement, in no event shall the Indemnifying Persons' aggregate liability hereunder exceed the amount of the Escrow Fund; PROVIDED FURTHER, that the maximum liability of each of the Indemnifying Persons hereunder shall be limited to such Indemnifying Person's PRO RATA portion of the Escrow Fund, as reflected on Exhibit A attached hereto; AND PROVIDED FURTHER, that clause (iv) above shall not be applicable if, at or prior to the Closing, Inotek shall deliver to Davis a legal opinion, in form and substance reasonably satisfactory to Davis, to the effect that Inotek has, as of the Closing Date, the corporate power and authority to carry on its business in the jurisdictions in which it does business. Covered Costs shall include, without limitation, reasonable attorneys' fees and expenses, expenses of investigation and costs relating to claims against Davis, Inotek or any other Davis subsidiary or affiliate by any current or former officer, director or agent of any of such entities for indemnification or reimbursement or advancement of expenses, to the extent that such claims are described in clauses (i), (ii), (iii) or (iv) above.

      3. THE ESCROWED AMOUNT; INVESTMENT. For the purpose of securing the obligation of the Indemnifying Persons set forth in Section 2 hereof, the Escrowed Amount shall be deposited by Davis into an escrow account (the "Escrow Account") pursuant to Section 1.06(b)(iii) of the Merger Agreement. The terms governing the Escrow Account shall be mutually acceptable to Neal E. Young and J. P. Bolduc (who shall act as the exclusive representatives of the Indemnifying Persons and Davis, respectively, with respect to the Escrow Account). Messrs. Young and Bolduc are referred to jointly herein as the "Escrow Representatives." No disbursement may be made from the Escrow Account except pursuant to the written authorization of both of the Escrow Representatives or in accordance with Section 5 of this Escrow Agreement.

      During the term of this Escrow Agreement, the Escrowed Amount and all earnings and proceeds thereof, less any payments required to be made pursuant to this Escrow Agreement (such net amount as of any date being the "Escrow Fund" as of such date) shall be held in the Escrow Account. During the term of this Escrow Agreement, no portion of the Escrow Fund shall be deemed to be the property of either Davis or the Indemnifying Persons. The Escrow Fund shall be invested and reinvested in any investments approved by both of the Escrow Representatives.

      4. PAYMENT FOR INDEMNIFICATION. (a) Should a Covered Cost be incurred by an Indemnified Person during the term of this Escrow Agreement, Davis shall deliver a notice to each of the Indemnifying Persons (a "Notice of Demand," with the date such Notice of Demand is delivered referred to herein as a "Notice Date"), executed by Davis. A Notice of Demand shall:

      (i) demand payment from the Escrow Fund, stating the amount thereof and the factual basis for the demand, in reasonable detail; and

      (ii) certify that Davis has delivered a copy of the Notice of Demand to each Indemnifying Person.

      (b)  Except as otherwise provided in Section 5, the Escrow
Representatives shall transfer the amount demanded (the "Escrow Payment") from the Escrow Fund to an account designated by Davis, on behalf of and in satisfaction of the rights of the Indemnified Persons, by 10:00 a.m. Central time on the date fifteen (15) Business Days after the applicable Notice Date (the "Payment Date").

      5. OBJECTION. (a) If, after a Notice of Demand pursuant to Section 4 has been delivered to each of the Indemnifying Persons and prior to the applicable Payment Date, Neal E. Young (who is hereby empowered to act exclusively on behalf of the Indemnifying Persons with respect to this Escrow Agreement) shall deliver a notice to Davis conforming to the requirements of this Section 5 to the effect that the Indemnifying Persons object to payment of all or part of such Escrow Payment (an "Objection Notice,"), the Escrow Representatives shall cause to be paid to Davis out of the Escrow Account only the undisputed portion of such Escrow Payment on the Payment Date and shall not pay the disputed portion (the "Disputed Amount"), except as otherwise provided in this Section 5. Each Objection Notice shall be executed by Neal E. Young and shall state the amount of the demanded Escrow Payment which is disputed and the factual basis for such dispute, in reasonable detail.

      (b) If Davis has received an Objection Notice prior to the applicable Payment Date, the Disputed Amount shall not be paid out of the Escrow Account to Davis unless (i) the Escrow Representatives shall have both executed a certificate (a "Joint Instruction"), or (ii) an Arbitration Order (as defined below) shall have been entered determining that all or a portion of the Disputed Amount is a Covered Cost (each, a "Dispute Resolution Notice"). Upon execution by the Escrow Representatives of a Joint Instruction or the entry of an Arbitration Order, the Escrow Representatives shall promptly cause to be paid to Davis out of the Escrow Fund, on behalf of and in satisfaction of the rights of the Indemnified Persons, the lesser of (i) the Disputed Amount or, if applicable, that portion of the Disputed Amount determined to be a Covered Cost in such Dispute Resolution Notice, PLUS simple interest thereon from the Notice Date until the date of such payment at the variable rate of interest per annum published in the WALL STREET JOURNAL (identified therein as the "Prime Rate") and defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks," or any successor to such rate published by the WALL STREET JOURNAL, PLUS any fees, costs and expenses payable to Davis pursuant to Section 6 hereof, or (ii) the amount then remaining in the Escrow Fund.

      6. ARBITRATION. In the event an Objection Notice shall have been delivered to Davis prior to payment of an Escrow Payment and a Joint Instruction shall not have been executed within 15 Business Days after the date on which the Objection Notice shall have been delivered to Davis, then either (i) once the Disputed Amount exceeds $25,000.00, or, (ii) if the Disputed Amount does not exceed $25,000.00 prior to the first anniversary of the Effective Time, then on such anniversary or as soon thereafter as practicable, Davis and the Indemnifying Persons shall submit the subject dispute to arbitration in accordance with applicable rules and procedures of the American Arbitration Association then in effect. No such arbitration shall require Davis or the Indemnifying Persons to provide any deposit or indemnity bond. The arbitration shall be conducted in Dallas, Texas. Each party agrees to use its commercially reasonable best efforts to achieve a resolution of such proceedings as promptly as practicable.

      The prevailing party or parties in such a proceeding shall be entitled to recover from the opposing party or parties attorneys' fees, witness costs and expenses and other costs and expenses reasonably incurred by such party in connection with such proceeding. The parties agree that their agreement to arbitrate, any judgment rendered with respect to an arbitration award and the obligations of the Escrow Representatives set forth in this Escrow Agreement shall be specifically enforceable. Upon a final determination in an arbitration proceeding hereunder, the arbitration panel shall notify Davis and the Indemnifying Persons thereof (such notice being the "Arbitration Order"). Jurisdiction of such arbitration panel shall be exclusive as to disputes between Davis and any of the Indemnifying Persons with respect to the Escrow Fund, and an Arbitration Order shall be final and binding upon Davis and all of the Indemnifying Persons. Neither Davis nor any of the Indemnifying Persons shall have the right to appeal any determination by an arbitration panel or otherwise to submit a dispute or controversy regarding the Escrow Fund to a court of law or any other forum, except that each party shall have the right to institute a civil action for damages and/or equitable relief based solely upon a failure by any of the parties to comply with the terms of this Escrow Agreement.

      7. FINAL RELEASE OF FUNDS. The balance in the Escrow Fund, if any, shall be distributed in the percentages shown on Exhibit A to such accounts as Neal E. Young may designate in writing, upon the earlier to occur of the following:

          (i) the time at which Davis provides a written notice to Neal E. Young to the effect that, in the exercise of reasonable business judgment, Davis is satisfied that no further costs, charges or other expenses are likely to be asserted for which the Escrow Fund may be charged pursuant to this Escrow Agreement; or

          (ii) twelve months after the Effective Time; PROVIDED, HOWEVER, that if at the expiration of such period a Notice of Demand has been made by Davis which remains unpaid and with respect to which a final resolution has not been made (an "Unsettled Amount"), then the Unsettled Amount shall be held in the Escrow Account until the Notice of Demand has been resolved. Any Unsettled Amount, together with any interest thereon as provided in Section 5(b) hereof, shall be released to the appropriate party as soon as practicable following a final resolution in accordance with this Escrow Agreement.

      8. MAINTENANCE OF ESCROW FUND. The Escrow Representatives shall not permit the removal of any amount from the Escrow Account, except as permitted under this Escrow Agreement.

      9. COST OF MAINTAINING ESCROW ACCOUNT. Davis shall pay all account maintenance fees and other charges payable in connection with the establishment and maintenance of the Escrow Account.

      10. TERMINATION. This Escrow Agreement shall terminate on the delivery of all of the assets in the Escrow Account to Davis and/or the Indemnifying Persons in accordance with the terms hereof.

      11. WAIVER AND AMENDMENTS. No provision of this Escrow Agreement shall be deemed waived, amended, or modified except by the written agreement of all of the parties hereto.

      12. NOTICES. Any notice or other communication in connection herewith shall be in writing and, addition to any other method of delivery utilized by the party giving the notice, such party shall transmit a copy thereof by facsimile to each of the other parties for whom a facsimile number is listed below. If a copy is so transmitted, it shall be deemed to have been delivered or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile or any other means, addressed (in any case) as follows:

      (a) if to Davis:              Davis Instruments, LLC
                                    4701 Mount Hope Drive
                                    Baltimore, Maryland 21215
                                    Attention:  Mr. Lee D. Rudow, President
                                    Facsimile: (410) 764-8237

       with a copy to:              John S. Daniels
                                    Attorney at Law
                                    6440 North Central Expressway, Suite 503
                                    Dallas, Texas 75206
                                    Facsimile: (214) 368-9094

      (a) if to Inotek:             INOTEK Technologies Corp.
                                    11212 Indian Trail
                                    Dallas, Texas 75229
                                    Attention: Neal E. Young
                                    Facsimile: (972) 210-1601

       with a copy to:              Bruce A. Cheatham, Esq.
                                    Winstead, Sechrest & Minick P.C.
                                    5400 Renaissance Tower
                                    1201 Elm Street
                                    Dallas, Texas 75270
                                    Facsimile: (214) 745-5867

      (c) if to the Indemnifying
                         Persons:   Mr. Neal E. Young
                                    4 Brigade Ct.
                                    Dallas, Texas 75225
                                    Facsimile: (214) 210-1601

                                    Mr. David L. White
                                    4205 Lakeside Drive
                                    Dallas, Texas 75219
                                    Facsimile: (214) 521-4293

                                    Mr. Dennis W. Stone
                                    5908 Lennox Hill
                                    Plano, Texas 75093

or to such other address as any party may from time to time designate by written notice to the others.

      13. GOVERNING LAW. This Agreement shall be governed by the laws of the State of Texas.

      14. SEVERABILITY. If any provision of this Escrow Agreement shall, for any reason, be adjudicated by any body of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this Escrow Agreement but shall be confined in its operation to the provision of this Escrow Agreement directly involved in the controversy in which such judgment shall have been rendered.

      15. COUNTERPARTS. This Escrow Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

      16. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Except for the Indemnified Persons who are not parties to this Escrow Agreement, there shall be no third party beneficiaries hereof.

      IN WITNESS WHEREOF, this Escrow Agreement is duly executed by the undersigned as of the date first above written.


                                          DAVIS INSTRUMENTS, LLC



                                          By:       /s/ Lee D. Rudow
                                              _____________________________

                                          Its: President


                                          INOTEK TECHNOLOGIES CORP.



                                          By:       /s/ Neal E. Young
                                              _____________________________

                                          Its: Chairman




                                                 /s/ Neal E. Young
                                           _____________________________
                                            NEAL E. YOUNG


                                                 /s/ David L. White
                                           _____________________________
                                            DAVID L. WHITE


                                                 /s/ Dennis W. Stone
                                           _____________________________
                                            DENNIS W. STONE

                                EXHIBIT A

______________________________________________________________________________

INDEMNIFYING PERSON          AMOUNT CONTRIBUTED         PERCENTAGE OF ESCROW
                                                                FUND
______________________________________________________________________________

  Neal E. Young                   $111,459                      43.4%

  David L. White                  $136,265                      53.0%

  Dennis W. Stone                 $  9,276                       3.6%

EXHIBIT No. 10.3




                                         January 22, 2001


Davis Instruments, LLC
4701 Mount Hope Road
Baltimore, Maryland 21215

Attention: Lee D. Rudow, President

Gentlemen:

  This letter sets forth the agreement between the undersigned, Neal E. Young ("Holder"), and Davis Instruments, LLC, a Maryland limited liability company ("Davis"). This letter (the "Proxy") is entered into concurrently with a letter agreement of even date herewith (the "Letter of Intent") by and between Davis and Inotek Technologies Corp., a Delaware corporation ("Inotek"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Letter of Intent, unless the context otherwise requires.

  Davis desires to obtain Holder's proxy to vote all of the shares of common stock of Inotek which he has the power to vote, in consideration of the time, effort, money and resources which Davis has expended and will expend in furtherance of the transactions contemplated by the Letter of Intent. Holder acknowledges that Davis agreement to the terms and provisions of the Letter of Intent is conditioned on the execution of this Proxy by Holder and that, in the absence of this Proxy, Davis would not execute the Letter of Intent. Holder is executing this Proxy in order to induce Davis to enter into the Letter of Intent and to obtain the benefits of the Letter of Intent and the transactions contemplated thereby.

  Holder represents and warrants to Davis that (i) he has the exclusive power to vote all of the shares of common stock of Inotek identified on Exhibit A-1 hereto; and (ii) this Proxy is a legal, valid and binding obligation of Holder, enforceable against him in accordance with its terms. Holder hereby appoints Lee D. Rudow and Mitchell J. Paige, and each of them individually, as proxies, attorneys and agents of Holder, with full power of substitution, (1) to vote in the name and on behalf of Holder for the approval of the Merger, and against any other proposal relating to any acquisition or change in control of Inotek, at all meetings of stockholders (including all adjournments thereof), and (2) to exercise, in the name of Holder, the power to consent to actions of the stockholders of Inotek in approving the Merger and against any other proposal relating to any acquisition or change in control of Inotek, with all the powers Holder would possess with respect to such actions.

  The proxy granted herein is irrevocable from the date hereof until the earlier to occur of the effective time of the Merger or a termination of the Letter of Intent in accordance with its terms. For so long as this Proxy is in effect, Holder will not sell, transfer, assign or otherwise dispose of any shares of stock of Inotek, nor will Holder grant any proxy or other voting rights to any person other than Davis.

Davis Instruments, LLC
January 22, 2001
Page 2



  Inotek represents to Davis that it has no reason to believe that any provision of this Proxy is unenforceable or that any person other than Holder has any right to vote the shares of stock of Inotek to which this Proxy relates. Inotek is executing this Proxy for the purpose of evidencing (1) its knowledge of the terms hereof and (2) its agreement that it will recognize the validity of the proxy granted herein in connection with any vote or consent of stockholders during the term hereof.

  This Proxy may not be amended except by a written instrument executed by all of the parties hereto. This Proxy may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

  IN WITNESS WHEREOF, the parties have duly executed this Proxy as of the day and year first above written.


                                              /s/ Neal E. Young
                                          _________________________________
                                            Neal E. Young


                                          Inotek Technologies Corp.

                                          By     /s/ Neal S. Young
                                              _____________________________

                                          Its:    Chairman


Accepted:
DAVIS INSTRUMENTS, LLC



     /s/ Lee D. Rudow
___________________________
By: Lee D. Rudow
Its: President

EXHIBIT A-1


      __________________________________________________________
     |                            |                             |
     |    Class of Stock          |        Number of Shares     |
     |____________________________|_____________________________|
     |                            |                             |
     |     Common Stock           |          1,485,915          |
     |                            |                             |
     |                            |                             |
     |                            |                             |
     |____________________________|_____________________________|

EXHIBIT No. 10.4



                                       January 22, 2001


Davis Instruments, LLC
4701 Mount Hope Road
Baltimore, Maryland 21215

Attention: Lee D. Rudow, President

Gentlemen:

  This letter sets forth the agreement between the undersigned, David L. White ("Holder"), and Davis Instruments, LLC, a Maryland limited liability company ("Davis"). This letter (the "Proxy") is entered into concurrently with a letter agreement of even date herewith (the "Letter of Intent") by and between Davis and Inotek Technologies Corp., a Delaware corporation ("Inotek"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Letter of Intent, unless the context otherwise requires.

  Davis desires to obtain Holder's proxy to vote all of the shares of common stock of Inotek which he has the power to vote, in consideration of the time, effort, money and resources which Davis has expended and will expend in furtherance of the transactions contemplated by the Letter of Intent. Holder acknowledges that Davis agreement to the terms and provisions of the Letter of Intent is conditioned on the execution of this Proxy by Holder and that, in the absence of this Proxy, Davis would not execute the Letter of Intent. Holder is executing this Proxy in order to induce Davis to enter into the Letter of Intent and to obtain the benefits of the Letter of Intent and the transactions contemplated thereby.

  Holder represents and warrants to Davis that (i) he has the exclusive power to vote all of the shares of common stock of Inotek identified on Exhibit A-1 hereto; and (ii) this Proxy is a legal, valid and binding obligation of Holder, enforceable against him in accordance with its terms. Holder hereby appoints Lee D. Rudow and Mitchell J. Paige, and each of them individually, as proxies, attorneys and agents of Holder, with full power of substitution, (1) to vote in the name and on behalf of Holder for the approval of the Merger, and against any other proposal relating to any acquisition or change in control of Inotek, at all meetings of stockholders (including all adjournments thereof), and (2) to exercise, in the name of Holder, the power to consent to actions of the stockholders of Inotek in approving the Merger and against any other proposal relating to any acquisition or change in control of Inotek, with all the powers Holder would possess with respect to such actions.

  The proxy granted herein is irrevocable from the date hereof until the earlier to occur of the effective time of the Merger or a termination of the Letter of Intent in accordance with its terms. For so long as this Proxy is in effect, Holder will not sell, transfer, assign or otherwise dispose of any shares of stock of Inotek, nor will Holder grant any proxy or other voting rights to any person other than Davis.

Davis Instruments, LLC
January 22, 2001
Page 2



  Inotek represents to Davis that it has no reason to believe that any provision of this Proxy is unenforceable or that any person other than Holder has any right to vote the shares of stock of Inotek to which this Proxy relates. Inotek is executing this Proxy for the purpose of evidencing (1) its knowledge of the terms hereof and (2) its agreement that it will recognize the validity of the proxy granted herein in connection with any vote or consent of stockholders during the term hereof.

  This Proxy may not be amended except by a written instrument executed by all of the parties hereto. This Proxy may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

  IN WITNESS WHEREOF, the parties have duly executed this Proxy as of the day and year first above written.


                                              /s/ David L. White
                                          _________________________________
                                            David L. White


                                          Inotek Technologies Corp.

                                          By
                                              _____________________________
                                          Its: ____________________________


Accepted:
DAVIS INSTRUMENTS, LLC



     /s/ Lee D. Rudow
___________________________
By: Lee D. Rudow
Its: President

EXHIBIT A-1


      __________________________________________________________
     |                            |                             |
     |    Class of Stock          |        Number of Shares     |
     |____________________________|_____________________________|
     |                            |                             |
     |     Common Stock           |           1,791,025         |
     |                            |                             |
     |                            |                             |
     |                            |                             |
     |____________________________|_____________________________|

EXHIBIT No. 10.5



                                        January 22, 2001


Davis Instruments, LLC
4701 Mount Hope Road
Baltimore, Maryland 21215

Attention: Lee D. Rudow, President

Gentlemen:

  This letter sets forth the agreement between the undersigned, Dennis W. Stone ("Holder"), and Davis Instruments, LLC, a Maryland limited liability company ("Davis"). This letter (the "Proxy") is entered into concurrently with a letter agreement of even date herewith (the "Letter of Intent") by and between Davis and Inotek Technologies Corp., a Delaware corporation ("Inotek"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Letter of Intent, unless the context otherwise requires.

  Davis desires to obtain Holder's proxy to vote all of the shares of common stock of Inotek which he has the power to vote, in consideration of the time, effort, money and resources which Davis has expended and will expend in furtherance of the transactions contemplated by the Letter of Intent. Holder acknowledges that Davis agreement to the terms and provisions of the Letter of Intent is conditioned on the execution of this Proxy by Holder and that, in the absence of this Proxy, Davis would not execute the Letter of Intent. Holder is executing this Proxy in order to induce Davis to enter into the Letter of Intent and to obtain the benefits of the Letter of Intent and the transactions contemplated thereby.

  Holder represents and warrants to Davis that (i) he has the exclusive power to vote all of the shares of common stock of Inotek identified on Exhibit A-1 hereto; and (ii) this Proxy is a legal, valid and binding obligation of Holder, enforceable against him in accordance with its terms. Holder hereby appoints Lee D. Rudow and Mitchell J. Paige, and each of them individually, as proxies, attorneys and agents of Holder, with full power of substitution, (1) to vote in the name and on behalf of Holder for the approval of the Merger, and against any other proposal relating to any acquisition or change in control of Inotek, at all meetings of stockholders (including all adjournments thereof), and (2) to exercise, in the name of Holder, the power to consent to actions of the stockholders of Inotek in approving the Merger and against any other proposal relating to any acquisition or change in control of Inotek, with all the powers Holder would possess with respect to such actions.

  The proxy granted herein is irrevocable from the date hereof until the earlier to occur of the effective time of the Merger or a termination of the Letter of Intent in accordance with its terms. For so long as this Proxy is in effect, Holder will not sell, transfer, assign or otherwise dispose of any shares of stock of Inotek, nor will Holder grant any proxy or other voting rights to any person other than Davis.

Davis Instruments, LLC
January 22, 2001
Page 2


  Inotek represents to Davis that it has no reason to believe that any provision of this Proxy is unenforceable or that any person other than Holder has any right to vote the shares of stock of Inotek to which this Proxy relates. Inotek is executing this Proxy for the purpose of evidencing (1) its knowledge of the terms hereof and (2) its agreement that it will recognize the validity of the proxy granted herein in connection with any vote or consent of stockholders during the term hereof.

  This Proxy may not be amended except by a written instrument executed by all of the parties hereto. This Proxy may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

  IN WITNESS WHEREOF, the parties have duly executed this Proxy as of the day and year first above written.


                                              /s/ Dennis W. Stone
                                          _________________________________
                                            Dennis W. Stone


                                          Inotek Technologies Corp.

                                          By     /s/ Dennis W. Stone
                                              _____________________________

                                          Its:    CEO

Accepted:
DAVIS INSTRUMENTS, LLC



     /s/ Lee D. Rudow
___________________________
By: Lee D. Rudow
Its: President

EXHIBIT A-1


      __________________________________________________________
     |                            |                             |
     |    Class of Stock          |        Number of Shares     |
     |____________________________|_____________________________|
     |                            |                             |
     |     Common Stock           |            1,400            |
     |                            |                             |
     |                            |                             |
     |                            |                             |
     |____________________________|_____________________________|